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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands
(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press release dated 25 November 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 November 2002
GUCCI GROUP N.V.
	By:	/s/ ROBERT S. SINGER Robert S. Singer Chief Financial Officer

GUCCI GROUP PARTNERS WITH SAFILO TO LAUNCH
STELLA McCARTNEY AND BOTTEGA VENETA EYEWEAR COLLECTIONS

Amsterdam, The Netherlands, November 25, 2002—Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) and Safilo S.P.A. announce today the launch of new lines of Stella McCartney and Bottega Veneta branded eyewear.

The Bottega Veneta sunglasses will be available in selected points of distribution as well as all Bottega Veneta directly operated stores from February 2003. Designed by Creative Director Tomas Maier, the eyewear collection is unisex and will be presented in a distinctive dark brown leather case.

The Stella McCartney line will consist of a first collection of 6 different styles, offered in a range of colors and shapes, promising the cutting edge sexiness for which Stella McCartney is known. The sunglass line is scheduled for a spring 2003 global launch.

Commenting on the agreement, Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: "Stella and Tomas have developed unique collections that fit very well with the respective brand images. The launches of these new exciting eyewear lines will perfectly complement Stella McCartney's and Bottega Veneta's presence in the marketplace. I am happy to see the pace at which both of these brands are developing their business, and I am sure that Safilo, our long-standing partner for Gucci and Yves Saint Laurent eyewear, will help us to make these launches a great success."

Vittorio Tabacchi, Chairman of the Safilo Group, announced: "We are pleased to step up our business relationship with the Gucci Group, increasing the number of collections belonging to the Group and produced and distributed under license by Safilo. We look forward to the prospect of working with such a highly creative designer as Stella McCartney and producing eyewear for such an exclusive brand as Bottega Veneta. The optical market will have its first glimpse of the Bottega Veneta sunglasses line and the Stella McCartney branded collection in early 2003. Both collections rely on the technology, distribution system network and guaranteed quality provided by the Safilo Group."

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli Director of Corporate Communications Gucci Group N.V. +39 02 8800 5555	Cedric Magnelia/Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +39 055 7592 2456

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SIGNATURES
GUCCI GROUP PARTNERS WITH SAFILO TO LAUNCH STELLA McCARTNEY AND BOTTEGA VENETA EYEWEAR COLLECTIONS